# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eason Technology Ltd, CIK 0001499494
CUSIP: 26605Q304
Title of class of securities: Ordinary shares, par value $0.00005 per share
Address of issuer's principal executive offices: 27TH FLOOR, LIANFA INTERNATIONAL BLDG., 128 XUDONG ROAD, WUCHANG DISTRICT, WUHAN CITY, HUBEI PROVINCE, China (F4), 430063
Date of event which requires filing of this statement: 01/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001851416

## Reporting persons
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 1,475,160,000; shared voting power 0; sole dispositive power 1,475,160,000; shared dispositive power 0; aggregate amount beneficially owned 1,475,160,000 (9.9% of the class)
  Comment: * Based on 14,967,815,803 Ordinary Shares outstanding.
- Streeterville Management LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 1,475,160,000; shared voting power 0; sole dispositive power 1,475,160,000; shared dispositive power 0; aggregate amount beneficially owned 1,475,160,000 (9.9% of the class)
  Comment: * Based on 14,967,815,803 Ordinary Shares outstanding.
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,475,160,000; shared voting power 0; sole dispositive power 1,475,160,000; shared dispositive power 0; aggregate amount beneficially owned 1,475,160,000 (9.9% of the class)
  Comment: * Based on 14,967,815,803 Ordinary Shares outstanding.

## Item 1. Issuer
Name of issuer: Eason Technology Ltd
Address of issuer's principal executive offices: 27TH FLOOR, LIANFA INTERNATIONAL BLDG., 128 XUDONG ROAD, WUCHANG DISTRICT, WUHAN CITY, HUBEI PROVINCE, CHINA, 430063

## Item 2. Person Filing
Name of person filing:
This report is filed by Streeterville Capital LLC, Streeterville Management
LLC, and John M. Fife with respect to the shares of Ordinary Shares, $0.00005 par value per share, of the Issuer that are directly beneficially owned by
Streeterville Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
303 East Wacker Drive, Suite 1040,
Chicago, IL 60601
Citizenship:
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,475,160,000
Percent of class: 9.86%
Sole power to vote or to direct the vote: 1,475,160,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,475,160,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Streeterville Capital LLC: John Fife, President (01/27/2025)
- Streeterville Management LLC: John Fife, President (01/27/2025)
- John M Fife: John Fife, John Fife (01/27/2025)